

February 1, 2013

<u>Via E-mail</u>
Mohsin Mulla
President
Zewar Jewellery, Inc.
Sunshine Building,
Adade Faria Road,
Margao, Goa, India, 403601

> **Re: Zewar Jewellery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-185278**

Dear Mr. Mulla:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As previously requested, please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that such statement must be on company letterhead and must be signed on behalf of the company by a duly authorized officer or director of the company. Counsel cannot provide this statement on the company's behalf.

Prospectus Cover Page

2. We note your response to comment 6 in our letter dated December 21, 2012. As previously requested, please revise your disclosure to clarify that you do not reserve the right to extend the offering beyond the 180-day offering period.

Risk Factors, page 5

3. We note your response to comment 2 in our letter dated December 21, 2012, as well as your revised disclosure. Please further revise your prospectus to add a risk factor addressing the risks associated with your status as a shell company, such as, for example, the potential reduced liquidity or illiquidity of your securities.

4. We note your response to prior comment 10 and your expanded risk factor disclosure however we are not able to identify similar revised disclosure in the JOBS Act section beginning on page 27. Please explain or revise.

Dilution, page 17

5. We note your disclosure and presentation within the dilution table that the net tangible book value of the shares held by your existing shareholder will be "increased" by $0.00146 per share. We cannot recalculate the increase in net tangible book value and it appears your calculation is based on the original share price paid by the existing shareholder of $0.005 per share and even so it should have been a decrease in net tangible book value. Please also note that any increase or decrease should be based solely on before and after offering net intangible book values for existing shareholders calculations. As such, please revise.

Description of Business, page 22

6. We note you response to comment 16 of our letter dated December 21, 2012. With a view to clarifying your disclosure, please provide the source (e.g., name of newspaper, website or article) that the removed hyperlinks referenced.

Basic and Diluted Loss Per Share, page F-8

7. We note your response to prior comment 34 asserting the calculation of weighted average shares outstanding was based on the fact that shares were "subscribed" for on October 26, 2012. However, we note disclosure throughout the document that the shares were issued on September 26, 2012. Please explain the difference between the "subscribed" date of October 26, 2012 and the issue date of September 26, 2012 or revise your weighted average shares calculation.

You may contact J. Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at 202-551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or Dietrich King, Legal Branch Chief, at 202-551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director